QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media 312-726-3600 (kwalczak@dresnerco.com)
Brad Skinner, Senior Vice President
Investor Relations	AT MAPLE COMMERCIAL FINANCE GROUP:
011-525-55-629-8725	James A. Culver, PhD, Managing Director
(brad.skinner@tmm.com.mx)	201-369-3032
Marco Provencio,	(jimc@mapleusa.com)
Media Relations, Proa/Structura
011-525-55-629-8708 and 011-525-55-442-4948
(mp@proa.structura.com.mx)

TMM CLOSES AN ADDITIONAL $25 MILLION UNDER ITS RECEIVABLES
SECURITIZATION FACILITY

        Mexico City, December 29, 2003—Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) has closed an additional $25 million of certificates under its receivables securitization program, which now totals $76.3 million. The additional certificates have the same terms and conditions as the existing certificates originally issued on August 19, 2003, and also require monthly amortization of principal and interest and mature in three years.

        Funding for the additional securitization certificates was arranged by the U.S.-based Maple Commercial Finance Group, a division of Toronto-based Maple Financial Group Inc., and funding was provided by affiliate Maple Bank GmbH, a German commercial bank. Mexico City-based Axis Advisors LP acted as structuring agent and co-arranger, and provided financial advisory services to the company.

The foregoing is announced as a matter of record only, and does not constitute an offer to sell securities or the solicitation of an offer to buy securities.

        Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

        Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

QuickLinks

TMM CLOSES AN ADDITIONAL $25 MILLION UNDER ITS RECEIVABLES SECURITIZATION FACILITY